BANCOLOMBIA ANNOUNCES APPROVAL OF TERMS AND CONDITIONS OF ISSUANCE OF NON-VOTING PREFERRED SHARES

Medellín, Colombia, December 27, 2011

According to the delegation granted by the General Shareholders of Bancolombia S.A. at a General Shareholders’ Meeting held on July 8, 2009, the Board of Directors of Bancolombia S.A. approved the terms and conditions of the issuance of sixty four million (64.000.000) non-voting preferred shares.

According to such terms and conditions, the preferred shares will be offered, in the first instance, exclusively to the present Shareholders and their assignees in the local Colombian market. Subsequent to the local Colombian offering, the unsubscribed balance of preferred shares will be offered exclusively abroad.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

Contacts
Sergio Restrepo	Jaime A. Velásquez	Alejandro Mejía
Capital Markets VP	Corporate Development VP (I)	IR Manager
Tel.: (574) 4041424	Tel.: (574) 4042199	Tel.: (574) 4041837